Item 4
Wipro Limited Results for the Quarter & Nine months ended December 31, 2009
WIPRO LIMITED — CONSOLIDATED AUDITED SEGMENT
REPORT FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2009
(Rs. in Million except share data)

							Year ended
	Quarter ended December 31,			Nine months ended December 31,			March 31,
Particulars	2009	2008	Variance (%)	2009	2008	Variance (%)	2009
Revenues
IT Services	51,636	50,792	2%	149,841	142,338	5%	191,661
IT Products	10,016	8,369	20%	29,451	25,854	14%	34,552
Consumer Care and Lighting	6,010	5,270	14%	17,339	15,666	11%	20,830
Others	2,047	1,919		5,108	7,675		9,144
Eliminations	(47)	(167)		(167)	(609)		(745)
TOTAL	69,662	66,183	5%	201,572	190,924	6%	255,442
Profit before Interest and Tax — PBIT
IT Services	12,273	10,449	17%	34,920	29,594	18%	40,323
IT Products	579	431	34%	1,491	1,109	34%	1,481
Consumer Care and Lighting	740	613	21%	2,252	1,865	21%	2,548
Others	30	(242)		(419)	(38)		(348)
TOTAL	13,622	11,251	21%	38,244	32,530	18%	44,004
Interest and Other Income, Net	704	295		1,706	882		1,192
Profit Before Tax	14,326	11,546	24%	39,950	33,412	20%	45,196
Income Tax expense including Fringe Benefit Tax	(2,291)	(1,605)		(6,238)	(4,792)		(6,460)
Profit before Share in earnings of associates and minority interest	12,035	9,941	21%	33,712	28,620	18%	38,736
Share in earnings of associates	170	114		376	327		362
Minority interest	(31)	(16)		(139)	(50)		(99)
PROFIT AFTER TAX	12,174	10,039	21%	33,949	28,897	17%	38,999
EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	8.35	6.90		23.30	19.87		26.81
Diluted (in Rs.)	8.30	6.89		23.15	19.79		26.72
Operating Margin
IT Services	23.8%	20.6%		23.3%	20.8%		21.0%
IT Products	5.8%	5.1%		5.1%	4.3%		4.3%
Consumer Care and Lighting	12.3%	11.6%		13.0%	11.9%		12.2%
TOTAL	19.6%	17.0%		19.0%	17.0%		17.2%
CAPITAL EMPLOYED AS AT PERIOD END
IT Services and Products	113,603	95,102		113,603	95,102		114,448
Consumer Care and Lighting	19,709	18,848		19,709	18,848		18,689
Others	100,671	67,734		100,671	67,734		60,292
TOTAL	233,983	181,684		233,983	181,684		193,429
CAPITAL EMPLOYED COMPOSITION AS AT PERIOD END
IT Services and Products	49%	52%		49%	52%		59%
Consumer Care and Lighting	8%	10%		8%	10%		10%
Others	43%	38%		43%	38%		31%
TOTAL	100%	100%		100%	100%		100%
RETURN ON AVERAGE CAPITAL EMPLOYED DURING THE PERIOD
IT Services and Products	46%	46%		43%	43%		40%
Consumer Care and Lighting	16%	13%		16%	14%		14%
TOTAL	25%	25%		24%	25%		25%
Notes to Segment Report:

a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :
(Rs in Million)

	As of December 31,		Year ended March 31,
Particulars	2009	2008	2009
IT Services and Products	50,940	58,156	58,635
Consumer Care and Lighting	4,974	4,421	4,026
Others	19,588	17,264	22,494
TOTAL	75,502	79,841	85,155

c)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:
(Rs. in Million)

	Quarter ended December 31				Nine months ended December 31				As of March 31,
Particulars	2009	%	2008	%	2009	%	2008	%	2009	%
India	15,446	22	13,335	20	45,389	23	41,247	22	54,608	21
United States of America	29,879	43	30,752	46	89,190	44	85,052	45	115,105	45
Europe	14,543	21	14,663	23	41,578	21	43,776	23	57,109	22
Rest of the world	9,794	14	7,433	11	25,415	12	20,849	10	28,620	12
Total	69,662	100	66,183	100	201,572	100	190,924	100	255,442	100
d) For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.
e) Corresponding figures for previous period have been regrouped, where necessary, to confirm to the current period classification.
Notes to Audited Financial Statements:
1.	The above audited consolidated interim financial results were approved by the Board of Directors of the Company at its meeting held on January 20, 2010.
2.
Status of redressal of Complaints received for the period October 1, 2009 to December 31, 2009

			Opening balance	Complaints received	Complaints disposed
Sl. No.	Nature of the complaint	Nature	01.10.2009	during the quarter	during the quarter	Unresolved
1	Non-Receipt of Securities	Complaint	—	1	1	—
2	Non Receipt of Annual Reports	Complaint	—	7	7	—
3	Correction / Duplicate/ Revalidation of dividend warrants	Request	—	116	116	—
4	SEBI/Stock Exchange Complaints	Complaint	—	1	1	—
5	Non Receipt of Dividend warrants	Complaint	—	76	76	—
6	Financial confirmation statement of ADS holdings	Query	—	1	1	—
7	Others	Request	5	1	5	1
	TOTAL		5	203	207	1

Note:	There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.
3.	The above consolidated interim financial results have been prepared from the audited condensed consolidated interim financial statements for the quarter and nine months ended December 31, 2009. The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments, which are measured on a fair value basis. GAAP comprises Accounting Standards (AS), issued by the Institute of Chartered Accountants of India (ICAI) and other generally accepted accounting principles in India.

The condensed consolidated interim financial statements have been prepared in accordance with the recognition, measurement and disclosure provisions of AS 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 and by the ICAI. These financial statements should be read in conjunction with the consolidated annual financial statements of the Company for the year ended March 31, 2009.
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL STATEMENTS FOR THE QUARTER
AND NINE MONTHS ENDED DECEMBER 31, 2009
(Rs. in Million except
share data)

		Quarter ended December 31,		Nine Months ended December 31,		Year ended March 31,
	Particulars	2009	2008	2009	2008	2009
		Audited	Audited	Audited	Audited	Audited
1	Net Income from Sales / Services	69,634	66,343	201,928	191,351	256,171
2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work	(825)	315	72	(747)	(943)
	in progress
	b) Consumption of raw materials	2,377	3,287	8,740	10,103	12,386
	c) Purchase of traded goods	11,495	7,335	28,838	25,195	34,327
	d) Other expenditure	32,626	33,690	95,250	95,033	127,108
3	Gross Profit (1-2)	23,961	21,716	69,028	61,767	83,292
4	General and Administrative expenses	3,520	4,309	11,282	11,070	14,746
5	Selling and Distribution expenses	4,897	4,405	13,763	13,172	17,531
6	Depreciation	1,923	1,753	5,737	4,993	6,864
7	Operating Profit before interest (3) - (4+5+6)	13,621	11,249	38,246	32,532	44,151
8	Interest expense	219	1,090	1,387	3,016	3,865
9	Exceptional Items	—	—	—	—	—
10	Operating Profit after interest and Exceptional Items (7-8-9)	13,402	10,159	36,859	29,516	40,286
11	Other Investment income	924	1,387	3,091	3,897	4,910
12	Profit from Ordinary Activities before tax (10+11)	14,326	11,546	39,950	33,413	45,196
13	Tax Expense (Including Fringe Benefits Tax)	2,291	1,605	6,238	4,792	6,460
14	Net Profit from Ordinary Activities after tax (12-13)	12,035	9,941	33,712	28,621	38,736
15	Minority Interest	(31)	(16)	(139)	(50)	(99)
16	Share in Earnings of Associates	170	114	376	327	362
17	Extraordinary items (net of tax expense)	—	—	—	—	—
18	Net Profit for the period (14+15+16-17)	12,174	10,039	33,949	28,898	38,999
19	Paid up equity share capital (Face value Rs. 2 per share)	2,933	2,927	2,933	2,927	2,928
20	Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year					133,356
21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in Rs.)	8.35	6.90	23.30	19.87	26.81
	Diluted (in Rs.)	8.30	6.89	23.15	19.79	26.72
	After extraordinary items (not annualised)
	Basic (in Rs.)	8.35	6.90	23.30	19.87	26.81
	Diluted (in Rs.)	8.30	6.89	23.15	19.79	26.72
22	Public shareholding*
	Number of shares	275,058,920	270,633,754	275,058,920	270,633,754	271,856,435
	Percentage of holding	18.74%	18.49%	18.74%	18.49%	18.56%
23	Promoters and promoter group shareholding
	a) Pledged/Encumbered
	- Number of shares	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	- Number of shares	1,168,382,260 **	1,169,432,260 **	1,168,382,260 **	1,169,432,260 **	1,169,432,260 **
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%
	- Percentage of shares (as a % of the total share capital of the company)	79.61%	79.89%	79.61%	79.89%	79.83%
	Details of expenditure
	Items exceeding 10% of total expenditure Employee Cost	25,772	28,012	79,403	79,360	107,065

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

**	Includes 7,316,000 (December 31, 2008 and March 31, 2009: 8,316,000) equity shares on which Promoter does not have beneficiary interest.

Notes to Audited Financial Statements (Continued):
The accounting policies followed in preparation of the financial statements are consistent with those followed in the preparation of the consolidated annual financial statements of the Company for the year ended March 31, 2009.
4. The total revenues represent the aggregate segment revenue and includes all allocable other income and exchange differences which are reported in other income in the condensed consolidated interim financial statements. The exchange difference on foreign currency borrowings is included in interest expense.
5.	In accordance with AS 21 ‘Consolidated interim financial Statements’ and AS 23 ‘Accounting for Investments in Associates in Consolidated interim financial Statements’ issued by ICAI, the condensed consolidated interim financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.
6.	The Company has adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30. AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, would stand withdrawn only from the date AS 30 becomes mandatory (April 1, 2011 for the Company).

Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11 — relating to Forward Contracts and AS 13 — relating to Investments until AS 30 becomes mandatory.
i)	As permitted by AS 30 and the consequent limited revisions to other accounting standards, the Company has designated a yen-denominated foreign currency borrowing amounting to JPY 25 Billion along with a floating for floating Cross-Currency Interest Rate Swap (CCIRS), as a hedging instrument to hedge its net investment in a non-integral foreign operation. In addition, the Company has also designated yen-denominated foreign currency borrowing amounting to JPY 8 Billion along with floating for fixed CCIRS as cash flow hedge of the yen- denominated borrowing and also as a hedge of net investment in a non-integral foreign operation.
ii)	Accordingly, the translation gain/ (loss) on the foreign currency borrowings and portion of the changes in fair value of CCIRS which are determined to be effective hedge of net investment in non-integral operation and cash flow hedge of yen-denominated borrowings aggregating to Rs 326 Million and Rs. 1,438 Million for the quarter and nine months ended December 31, 2009 respectively (quarter and nine months ended December 31, 2008: Rs. (677) Million and Rs. (2,493) Million respectively, March 31, 2009: Rs (3,044) Million) was recognised in translation reserve / hedging reserve in shareholders’ funds. The amount of gain/ (loss) of Rs 325 Million and Rs 1,396 Million for the quarter and nine months ended December 31, 2009 respectively (quarter and nine months ended December 31, 2008: Rs. (503) Million and Rs. (2,319) Million respectively, March 31, 2009: Rs (3,017) Million) recognised in translation reserve would be transferred to profit and loss account upon sale or disposal of non-integral foreign operations and the amount of gain / (loss) of Rs 1 Million and Rs 42 Million for the quarter and nine months ended December 31, 2009 respectively, (quarter and nine months ended December 31, 2008: Rs. (174) Million and Rs. (174) Million respectively, March 31, 2009: Rs (27) Million) recognised in the hedging reserve would be transferred to profit and loss upon occurrence of the hedged transaction. iii) In accordance with AS 11, if the Company had continued to recognize translation (losses)/ gains on foreign currency borrowing in the profit and loss account, the foreign currency borrowing would not have been eligible to be combined with CCIRS for hedge accounting. Consequently, the CCIRS also would not have qualified for hedge accounting and changes in fair value of CCIRS would have been recognised in the profit and loss account. As a result profit after tax would have been higher/ (lower) by Rs 326 Million and Rs 1,438 Million for the quarter and nine months ended December 31, 2009 respectively (quarter and nine months ended December 31, 2008: Rs. (677) Million and Rs. (2,493) Million respectively, March 31, 2009: Rs (3,044) Million).
7.	In December 2009, the Company has entered into a sale and purchase agreement with Lornamead Group Limited to acquire the entire share capital of Lornamead FZE (an entity incorporated in Dubai) and Lornamead Personal Care Private Limited (an entity incorporated in India)for a upfront consideration of Rs. 1,764 Million. The Company has also paid Rs. 348 Million for acquisition of Yardley Trademark, which has been recorded as an intangible assets. Yardley is a strong heritage global brand established since 1770 in the personal care category with fragrance products, bath & shower products and skin care. This acquisition adds to the Company’s strong brand portfolio of personal care products and would increase its presence in the Middle East and other Asian markets. The Company has recorded a goodwill of Rs. 1,625 Million in respect of this acquisition.
8.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended December 31, 2009, which are available on our company website www.wipro.com.
9.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the quarter ended December 31, 2009. The stand—alone financial results of Wipro Limited for the quarter ended December 31, 2009 and for the period April 1, 2009 to December 31, 2009 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nseindia.com
10.	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to the current period classification.

Place: Bangalore Date: January 20, 2010 Chairman	By order of the board Azim H Premji	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore — 560 035. www.wipro.com